

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

October 25, 2016

VIA ELECTRONIC MAIL

Helena Lee
Assistant General Counsel
AIG Consumer Insurance
1999 Avenue of the Stars, 27th Floor
Los Angeles, CA 90067

Re: Variable Separate Account
American General Life Insurance Company
Polaris Advisory Variable Annuity
File Nos. 333-213338 and 811-03859 (Version A)
File Nos. 333-213341 and 811-03859 (Version B)

FS Variable Separate Account
The United States Life Insurance Company in the City of New York
Polaris Advisory Variable Annuity
File Nos. 333-213339 and 811-08810 (Version A)
File Nos. 333-213342 and 811-08810 (Version B)

Registration Statements on Form N-4

Dear Ms. Lee:

The staff reviewed the above-referenced initial registration statements, which the Commission received on August 26, 2016. We have given the registration statements a full review. Based on our review, we have the following comments.

Unless noted otherwise, prospectus and SAI page references are to the American General Life Insurance Company Version A (File No. 333-213338) initial registration statement as filed with the Commission, and Item references are to the item numbers set forth in Form N-4. In addition, the comments provided below, unless stated otherwise, apply to each registration statement.

GENERAL

1. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

2. Please advise supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

3. Capitalized Terms: Please confirm that: (1) all capitalized terms are included in the glossary, (2) capitalized terms are defined when each term is introduced, or (3) the location of the term's definition is cross-referenced as the term is first introduced. *See, e.g.*, "Income Base," introduced on page 6, but is first defined on page 24.

PROSPECTUS

Highlights (p. 4, Free Look):

4. At the end of the first sentence, following the parenthetical, please consider specifying that a withdrawal charge will not be charged.

5. The second sentence states, "You will receive whatever your contract is worth on the day that we receive your request." Please specify whether this is true if the request is received after the close of the NYSE. *See also*, Free Look, p. 11.

Maximum and Minimum Expense Examples (p. 8):

6. The Example does not appear to be accurate based on the numbers in the fee table. Please confirm that the fee table and Example are complete and accurate.

7. In the first paragraph, please delete "contract maintenance fee," as the fee is inapplicable here.

8. Maximum Expense Examples: In the introductory paragraph on page 8, please add "or Polaris Income Plus Daily" after "the optional Polaris Income Plus." as, according to the Fee Table (p. 6), the optional features' initial annual fee rate and maximum annual fee rate for two covered persons is 1.35% and 2.70%, respectively.

Transfers During the Accumulation Phase (p. 18):

9. In the first paragraph, please change "Internet" to lower-case. It appears as lower-case in the second paragraph and is not a defined term.

10. The second sentences states: "We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time." If applicable, please disclose that notice will be provided prior to suspending the privilege(s).

11. The first sentence of the subsection's last paragraph states: "There is no charge for your first 15 transfers." Please add "in any contract year" to the end of the sentence.

Underlying Funds' Short-Term Trading Policies (p. 20):

   12. Please capitalize "trading" in the fourth line of the third paragraph. "Short-Term Trading" is defined on page 18.

Automatic Asset Rebalancing Program (p. 20):

   13. The third paragraph discusses procedures for non-compliant instructions. Please explain, supplementally, whether an Owner will receive notice of their non-compliance. If so, please add appropriate disclosure.

   14. In the last paragraph you "reserve the right to modify, suspend or terminate" the program. Please specify how much notice will be provided.

How Does Polaris Income Plus Daily Work? (p. 24):

   15. The first paragraph states: "If no withdrawals have been taken, the Income Base is increased to the Step-up Value immediately." Please indicate the timeframe that withdrawals cannot have been taken for the Income Base to be increased to the Step-up Value.

Polaris Income Plus and Polaris Income Plus Daily – Are there investment requirements if I elect a Living Benefit? (p. 27):

   16. Please consider removing "and your financial advisor" from the first sentence or add the phrase throughout the prospectus. The prospectus uses "you" without indicating the financial advisor. *See, e.g.*, Investment Requirements for Polaris Income Plus Income Option 1, 2 or 3 (p. 27): "If you elect . . . you must allocate your assets . . . ."

Beneficiary Continuation Programs – Extended Legacy Program (p. 37):

   17. Please explain the disclosure: "with the flexibility to withdraw more than the IRS required minimum distribution."

   18. The third paragraph references "all required paperwork." If applicable, please indicate that the paperwork must be received in "Good Order."

Beneficiary Continuation Programs – Inherited Account Program (p. 37):

   19. Please specify whether the Inherited Account Program is available with the Contracts.

Standard Death Benefit (p. 38):

   20. Please define the "standard death benefit" and explain how it is different than the later described: (1) "death benefit without election of a living benefit" and (2) "death benefit with the election of a living benefit."

Optional Living Benefit Fees (p. 40):

21. For each of the fees charged for optional benefits, please disclose who receives the amount deducted and what is provided in consideration for the deduction.

Annuity Income Options (p. 43 – 44):

22. As applicable, please disclose any commutation rights with regard to the various annuitization options.

Annuity Income Option 1 – Life Income Annuity; Annuity Income Option 2 – Joint and Survivor Life Income Annuity (p. 44):

23. Please disclose the possibility of receiving only one payment.

Annuity Income Payments (p. 44):

24. The disclosure states that "[w]e make annuity income payments on a monthly, quarterly, semi-annual or annual basis." Please clarify whether the contract owner may choose the frequency of annuity income payments.

U.S. Department of Labor Fiduciary Regulation (p. 45):

25. Please consider amending the third sentence by removing "while" or "however" for clarity (underlined below):

> <u>While</u> the new requirements generally will not impact your rights under the Contract, they may, <u>however</u>, affect recommendations made by your financial representative and your financial representative's ability to make those recommendations.

Legal Proceedings (p. 52):

26. Please provide an updated assessment of the the effect contingent liabilities may have on the Company's financial condition.

STATEMENT OF ADDITIONAL INFORMATION

27. **Variable Annuity Income Payments – Illustrative Example** (p. 14): Please explain what the "Annuity 2000 table" is referencing.

28. **Broker-Dealer Firms Receiving Revenue Sharing Payments** (p. 27): Please confirm the list of those that received a revenue sharing payment of more than $5,000. The current disclosure states that the list includes those that "we believe" received a revenue sharing payment of more than $5,000.

29. Polaris Advisory Variable Annuity (Version A) – **Separate Account and The Company** (p. 4): Please consider changing "managements" to "management."

30. Please review the SAIs for language consistency. For example, when referring to payments, please use "annuity income payments" as appropriate. *See, e.g.*, Polaris Advisory Variable Annuity (Version A), <u>Subsequent Monthly Annuity Income</u> (p. 11). The first paragraph uses "monthly payments."

ADDITIONAL COMMENTS

31. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

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In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed as EDGAR correspondence and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-7692.

Sincerely,

/s/ Kathryn Hinke

Kathryn Hinke
Attorney-Adviser
Disclosure Review and Accounting Office